    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 8, 1995

                             ---------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
                          Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                      (Amendment No. 4 -- Final Amendment)

                                      and

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)

                            THE C. R. GIBSON COMPANY
                           (Name of subject company)

                            NELSON ACQUISITION CORP.
                              THOMAS NELSON, INC.
                                   (Bidders)

                         COMMON STOCK, $0.10 PAR VALUE
                         (Title of class of securities)

                                  374762-10-2
                     (CUSIP number of class of securities)

                                 JOE L. POWERS
                     EXECUTIVE VICE PRESIDENT AND SECRETARY
                              THOMAS NELSON, INC.
                         NELSON PLACE AT ELM HILL PIKE
                        NASHVILLE, TENNESSEE 37214-1000
                           TELEPHONE: (615) 889-9000
            (Name, address and telephone number of person authorized
          to receive notices and communications on behalf of bidders)

                                    Copy to:

                           JAMES H. CHEEK, III, ESQ.
                               BASS, BERRY & SIMS
                             FIRST AMERICAN CENTER
                           NASHVILLE, TENNESSEE 37238
                           TELEPHONE: (615) 742-6200

                       Exhibit Index is Located on Page 4

                                  TENDER OFFER

     This Amendment No. 4 to Schedule 14D-1 and Amendment No. 2 to Schedule 13D is being filed by Thomas Nelson, Inc., a Tennessee corporation (the "Parent"), and Nelson Acquisition Corp., a Delaware corporation and wholly-owned subsidiary of the Parent (the "Offeror"), to amend and supplement the Tender Offer Statement on Schedule 14D-1 and Schedule 13D, originally filed by the Parent and the Offeror on September 19, 1995, as amended September 27, 1995, October 16, 1995, and November 1, 1995 (which, together with any amendments hereto or thereto, collectively constitute the "Schedule"), with respect to the offer to purchase all outstanding shares of common stock, par value $0.10 per share (the "Shares"), of The C.R. Gibson Company, a Delaware corporation (the "Company"), for $9.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 19, 1995, and the Supplement to the Offer to Purchase, dated October 16, 1995, previously filed as Exhibits (a)(1) and (a)(10) hereto, respectively (as supplemented and amended, the "Offer to Purchase"). The Offer to Purchase and the related Letter of Transmittal previously filed as Exhibit (a)(2) hereto together with any amendments or supplements hereto or thereto, collectively constitute the "Offer." Unless otherwise indicated herein, each capitalized term used and not defined herein shall have the meaning assigned to such term in the Schedule or in the Offer to Purchase.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS.

     Item 5(a), (f) and (g) is hereby supplemented to include the information set forth in Item 6 of this Amendment.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Item 6 is hereby supplemented as follows:

          The Offer expired at 12:00 Midnight, New York City Time, on Monday, October 30, 1995. The expiration and successful completion of the Offer were disclosed in a Press Release, dated October 31, 1995, previously filed as Exhibit (a)(12) hereto. Pursuant to the Offer, 7,189,837 shares were validly tendered and accepted for payment, resulting in total ownership by the Parent and the Offerer of approximately 92.7% of the outstanding Shares on a fully diluted basis. On November 7, 1995, the Parent, the Offeror and the Company consummated the merger (the "Merger") as contemplated in the Tender Offer and Merger Agreement, dated as of September 13, 1995 and as amended October 16, 1995, among the Parent, the Offeror and the Company, previously filed as Exhibits (c)(1) and (c)(14) hereto. As a result of the Merger, the Offeror was merged into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of the Parent.

          As a result of the consummation of the Offer and Merger, the Shares became eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). On November 8, 1995, the Company filed a certification on Form 15 with the Securities and Exchange Commission, suspending its obligation to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, and the Shares ceased to be traded on the American Stock Exchange. Stockholders holding Shares not previously tendered will be contacted by SunTrust Bank, Atlanta, as Exchange Agent, with instructions regarding the exchange of their Shares for cash.

          The foregoing description is qualified in its entirety by the information set forth in the Notice of Merger, dated November 8, 1995, filed as Exhibit (a)(13) hereto, describing the Merger and the related Letter of Transmittal, filed as Exhibit (a)(14) hereto, containing instructions regarding the exchange of Shares not tendered pursuant to the Offer.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby supplemented to include the information set forth in
Item 6 of this Amendment.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

     Item 11 is hereby amended to add the following exhibits:

          (a)(13) Notice of Merger, dated November 8, 1995.

          (a)(14) Letter of Transmittal to accompany Notice of Merger (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 NELSON ACQUISITION CORP.

                                            By:       /s/  JOE L. POWERS
                                               ---------------------------------
                                                        Joe L. Powers
                                                          Secretary

                                            THOMAS NELSON, INC.

                                            By:       /S/  JOE L. POWERS
                                               ---------------------------------
                                                        Joe L. Powers
                                                 Executive Vice President and
                                                           Secretary

November 8, 1995

                               INDEX TO EXHIBITS

  EXHIBIT
    NO.                                  DESCRIPTION
-----------------------------------------------------------------------------------
  (a)(13)  -- Notice of Merger dated November 8, 1995.
  (a)(14)  -- Letter of Transmittal to accompany Notice of Merger (including
              Guidelines for Certification of Taxpayer Identification Number on
              Substitute Form W-9).

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